UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )*

Trident Brands, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

89616C201

(CUSIP Number)

Heather Crawford

Fengate Capital Management Ltd.

2275 Upper Middle Road East, Suite 700

Oakville, Ontario, L6H 0C3

Canada

(905) 491-6599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐**

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89616C201	Page 2

1.	Names of Reporting Persons Fengate Trident LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario limited partnership
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,870,426[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,870,426[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,870,426[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 30.7%[1,2]
14.	Type of Reporting Person (See Instructions) PN

1	Held in the form of 2,000,000 shares of common stock and certain convertible notes (the “Convertible Notes”) which, as of April 28, 2017, were convertible into 10,870,426 shares of common stock.
2	Based on 31,000,000 shares outstanding, per Form 10-Q filed on April 14, 2017, plus 10,870,426 shares of common stock into which the Convertible Notes may be converted.

CUSIP No. 89616C201	Page 3

1.	Names of Reporting Persons Fengate Trident GP Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario corporation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,870,426[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,870,426[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,870,426[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 30.7%[1,2]
14.	Type of Reporting Person (See Instructions) CO

1	Held in the form of 2,000,000 shares of common stock and Convertible Notes which, as of April 28, 2017, were convertible into 10,870,426 shares of common stock.
2	Based on 31,000,000 shares outstanding, per Form 10-Q filed on April 14, 2017, plus 10,870,426 shares of common stock into which the Convertible Notes may be converted.

CUSIP No. 89616C201	Page 4

1.	Names of Reporting Persons Fengate Capital Management Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario corporation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,870,426[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,870,426[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,870,426[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 30.7%[1,2]
14.	Type of Reporting Person (See Instructions) IA/CO

1	Held in the form of 2 million shares of common stock and the Convertible Notes which, as of April 28, 2017, were convertible into 10,870,426 shares of common stock.
2	Based on 31,000,000 shares outstanding, per Form 10-Q filed on April 14, 2017, plus 10,870,426 shares of common stock into which the Convertible Notes may be converted.

CUSIP No. 89616C201	Page 5

Item 1.	Security and Issuer

This statement relates to shares of the Common Stock, $.001 par value (the “Common Stock”) of Trident Brands, Inc. (the “Issuer”), whose principal executive offices are located at 200 South Executive Drive, Suite 101, Brookfield, Wisconsin 53005.

Item 2.	Identity and Background

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(f) Citizenship

Fengate Trident LP

2275 Upper Middle Road East, Suite 700

Oakville, Ontario, L6H 0C3

Canada

Ontario limited partnership

Fengate Trident GP Inc.

2275 Upper Middle Road East, Suite 700

Oakville, Ontario, L6H 0C3

Canada

Ontario corporation

Fengate Capital Management Ltd.

2275 Upper Middle Road East, Suite 700

Oakville, Ontario, L6H 0C3

Canada

Ontario corporation

(c) Fengate Trident LP is a private investment limited partnership that may be deemed the direct beneficial owner of the securities referred to herein. Fengate Capital Management, Ltd. is the investment manager to and Fengate Trident GP, Inc. is the general partner of Fengate Trident LP. Each of the Reporting Persons disclaims beneficial ownership of the securities referred to herein except to the extent of their pecuniary interest therein. The name, title, business address, present principal occupation and citizenship of each executive officer and director of Fengate Trident GP, Inc. and Fengate Capital Management Ltd. is set forth on Schedules I and II hereto, respectively.

(d)-(e) None of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Funds for the purchase of the Common Stock and Convertible Notes reported in this Schedule 13D were derived from invested assets of the Labourers’ Pension Fund of Central and Eastern Canada. A total of $6,500,000 was paid to acquire the Common Stock and Convertible Notes. None of the shares of Common Stock or Convertible Notes were acquired on margin, or otherwise using borrowed funds or pursuant to any loan or credit arrangement.

Item 4.	Purpose of Transaction

The Common Stock and Convertible Notes have been acquired for investment purposes in the ordinary course of the Reporting Persons’ investment activities, and have not been acquired with any purpose of, or with the effect of, changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having such purpose or effect. From time to time the Reporting Persons may purchase additional securities of the Issuer, or sell securities of the Issuer.

The Common Stock and Convertible Notes were originally acquired by LPF (MCTECH) Investment Corp. (“LPF”), a Canadian pension fund investment corporation wholly owned by the Labourers’ Pension Fund of Central and Eastern Canada (the “Pension Fund”) as an investment for the Pension Fund. LPF and the Issuer entered into a securities purchase agreement (the “SPA”) on September 26, 2016, pursuant to which, in consideration for proceeds of $4,100,000, the Issuer issued to LPF a convertible promissory

CUSIP No. 89616C201	Page 6

note in the amount of $4,100,000 (the “Convertible Note”) and LPF agreed, from time to time after January 1, 2017, to make additional investments at the Issuer’s request of up to $5,900,000 ($10,000,000 in the aggregate) in one or more tranches of not less than $1,500,000 and not more than $4,400,000 per tranche. LPF is not required to fund more than one tranche during any 60 day period. The Issuer intended to use the proceeds of the Convertible Note for general working capital purposes including, without limitation, settlement of accounts payable and repayment of mature loans. In consideration for each advance made by LPF pursuant to the SPA, the Issuer agreed to issue to LPF a convertible promissory note of equal value, maturing three (3) years after issuance, and bearing interest at the rate of 8% per annum. Each convertible promissory note would be secured in first priority against the present and after acquired assets of the Issuer and would be convertible in whole or in part at the option of the holder into common shares of the Issuer at a price per share equal to a 25% discount to the 10 day average closing price of the Issuer’s common stock for the period immediately preceding the issuance of the applicable convertible promissory note. As additional consideration to LPF for entering into the SPA, the Issuer and LPF concurrently entered into a Convertible Promissory Note Amendment Agreement pursuant to which the Issuer amended certain features of two convertible notes previously purchased by LPF in the original principal amounts of US$1,800,000 and US$500,000, on January 29, 2015, and March 31, 2015, respectively (the “Additional Convertible Notes” and, together with the Convertible Note, collectively, the “Convertible Notes”). These amendments raised the applicable interest rate of each Additional Convertible Note from 6% to 8% per annum, and allowed LPF to transfer, sell, or hypothecate the Additional Convertible Notes subject to applicable securities laws. A copy of the SPA (which includes as annexes the form of the Convertible Note and the Convertible Promissory Note Amendment Agreement) is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 4, 2016, and is incorporated by reference in this Schedule 13D and as Exhibit 99.2 hereto. Copies of the form of Additional Convertible Notes is attached as Exhibit 99.3 to this Schedule 13D and is incorporated by reference herein.

On April 28, 2017, LPF, the Pension Fund, the Reporting Persons, and certain other parties, as part of a restructuring of the Pension’s Funds invested assets, entered into a General Transfer and Assignment Agreement, pursuant to which the SPA, Common Stock, Convertible Notes and certain other related agreements were, through a series of simultaneous transactions, transferred to Fengate Trident LP. A copy of the General Transfer and Assignment Agreement is attached to this Schedule 13D as Exhibit 99.4 and is incorporated by reference herein.

As of the date of this Schedule 13D, the Reporting Persons have no plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (iii) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the issuer; (v) any other material change in the issuer’s business or corporate structure; (vi) changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (vii) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (ix) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)	Incorporated by reference to Items (7) - (11) and (13) of the cover page relating to each Reporting Person.

(c)	Other than as reported herein, in the sixty days prior to the date of filing of this Schedule 13D, the Reporting Persons have engaged in no other transactions in the Issuer’s Common Stock.

(d)	Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 8, 2017, the Reporting Persons entered into a Joint Filing Agreement pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

On September 26, 2016, the Issuer entered into a securities purchase agreement (the “SPA”) with LPF, which is more fully described in Item 4, above. A copy of the SPA (which includes as annexes the form of the Convertible Note and the Convertible Promissory Note Amendment Agreement described in Item 4) is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 4, 2016, and is incorporated by reference in this Schedule 13D and as Exhibit 99.2 hereto.

CUSIP No. 89616C201	Page 7

On April 28, 2017, LPF, the Pension Fund, the Reporting Persons, and certain other parties entered into a General Transfer And Assignment Agreement, pursuant to which the SPA, Common Stock, Convertible Notes and certain other related agreements were, through a series of simultaneous transactions, transferred to Fengate Trident LP. A copy is attached hereto as Exhibit 99.4 and incorporated by reference herein.

On January 29, 2015, LPF and Anthony Pallante, in connection with an investment by LPF into the Issuer, entered into a Co-Sale Agreement under which Mr. Pallante agreed not to sell any shares of the Issuer to a third party unless LPF were offered the right to sell a proportionate amount of its shares to such third party. This agreement was assigned and transferred to Fengate Trident LP pursuant to the General Transfer and Assignment Agreement dated April 28, 2017. A copy is attached hereto as Exhibit 99.5 and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	–	Joint Filing Agreement

Exhibit 99.2	–	Securities Purchase Agreement dated September 26, 2016, including as annexes the form of the Convertible Promissory Note for US$4,100,000 and the Convertible Promissory Note Amendment Agreement described in Item 4, above (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Trident Brands Inc. on October 4, 2016)

Exhibit 99.3	–	Form of Convertible Promissory Notes for US$1,800,000 and US$500,000

Exhibit 99.4	–	General Transfer And Assignment Agreement dated April 28, 2017

Exhibit 99.5	–	Co-Sale Agreement dated January 29, 2015

CUSIP No. 89616C201	Page 8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 8th day of May, 2017

Fengate Trident LP

/s/ Heather Crawford
Heather Crawford
Secretary of Fengate Trident GP, the General Partner of Fengate Trident LP

Fengate Trident GP Inc.

/s/ Heather Crawford
Heather Crawford
Secretary

Fengate Capital Management Ltd.

/s/ Heather Crawford
Heather Crawford
Secretary

CUSIP No. 89616C201	Page 9

SCHEDULE I

Executive officers and directors of Fengate Trident GP, Inc.

The business address of each executive officer and director is c/o Fengate Capital Management Ltd.,

2275 Upper Middle Road East, Suite 700, Oakville, Ontario, L6H 0C3. Except as otherwise indicated herein,

the principal occupation of each individual is that set forth below. Each individual is a Canadian citizen.

Except as may be otherwise disclosed herein, none of the following persons is the beneficial owner of any securities of the Issuer

Name	Title
Lou Serafini Jr.	President, Director
George Theodoropoulos	Vice President, Director
Marco DiCarlantonio	Vice President, Director
Heather Crawford	Secretary

SCHEDULE II

Executive officers and directors of Fengate Capital Management Ltd.

The business address of each executive officer and director is c/o Fengate Capital Management Ltd.,

2275 Upper Middle Road East, Suite 700, Oakville, Ontario, L6H 0C3. Except as otherwise indicated herein,

the principal occupation of each individual is that set forth below. Each individual is a Canadian citizen.

Except as may be otherwise disclosed herein, none of the following persons is the beneficial owner of any securities of the Issuer

Name	Title
Lou Serafini Jr.	President, CEO, Treasurer, Director
George Theodoropoulos	Managing Director, Infrastructure, Director
Marco DiCarlantonio	Executive Director, Director
John Bartkiw	Managing Director - Real Estate, Director
Heather Crawford	Secretary
Pranav Pandya	CFO

CUSIP No. 89616C201	Page 10

Index to Exhibits

Exhibit 99.1	–	Joint Filing Agreement

Exhibit 99.2	–	Securities Purchase Agreement dated September 26, 2016, including as annexes the form of the Convertible Promissory Note for US$4,100,000 and the Convertible Promissory Note Amendment Agreement described in Item 4, above (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Trident Brands Inc. on October 4, 2016)

Exhibit 99.3	–	Form of Convertible Promissory Notes for US$1,800,000 and US$500,000

Exhibit 99.4	–	General Transfer And Assignment Agreement dated April 28, 2017

Exhibit 99.5	–	Co-Sale Agreement dated January 29, 2015